Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com
JCorriero@stradley.com 215.564.8528

July 15, 2020

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

ETFis Series Trust I (the “Trust”)

File Nos. 333-187668 and 811-22819

Dear Ms. Dubey:

I am writing in response to comments you provided to me during telephone conversations on June 9, 2020, and July 15, 2020, to Post-Effective Amendment No. 162, Amendment No. 163, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “Securities Act”) on May 19, 2020, to reposition Virtus WMC Global Factor Opportunities ETF as an international dividend ETF renamed “Virtus WMC International Dividend ETF” (the “Fund”). We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Fund’s effectiveness. I have reproduced your comments below, followed by our responses.

GENERAL

1.	Please update the series and class information on EDGAR to reflect the Fund’s new name.

RESPONSE: The series and class information on EDGAR will be revised to reflect the Fund’s new name.

PROSPECTUS

2.	On the prospectus cover page, please revise the Rule 30e-3 legend to clarify that shareholders who have already elected to receive electronic copies of their shareholder reports will not be affected by the transition to electronic delivery of shareholder reports.

RESPONSE: The following statement will be added to the Rule 30e-3 legend on the prospectus cover page: “If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action.”

3.	The first sentence of the principal investment strategies section states that the Fund “seeks to achieve its objective by attempting to generate a higher dividend yield than is generally provided by equity markets in developed ex-U.S. countries, as measured by the MSCI World ex USA Index, over a full market cycle within a framework that attempts to manage portfolio risk.” In the staff’s view, this appears to be a second investment objective (the first being to seek capital appreciation, as described in response to Item 2 of Form N-1A). Please reconcile.

RESPONSE: The disclosure relating to the Fund’s investments in dividend-paying equity securities will be revised as noted below in response to Comment 4. In addition, the Fund will adopt the following as a secondary investment objective: “Income is a secondary investment objective.”

4.	We believe that the word “dividend” suggests a type of investment. Accordingly, we think the Fund needs to adopt an 80% “names rule” policy to invest in dividend-paying securities. We think there should also be disclosure saying what it means to be a “dividend-paying security” for purposes of that policy.

RESPONSE: The Fund will adopt an 80% “names rule” policy and modify the first paragraph under the section entitled “Principal Investment Strategy” as follows:

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective by ~~attempting to~~ investing in equity securities that Wellington Management Company LLP, the Fund’s sub-adviser (the “Sub-Adviser”), believes will generate a higher dividend yield than is generally provided by equity markets in developed ex-U.S. countries, as measured by the MSCI World ex USA Index, over a full market cycle (“dividend-paying equity securities”) within a framework that attempts to manage portfolio risk. Under normal market conditions, the Fund will invest not less than 80% of its net assets (plus the amount of any borrowings for investment purposes) in dividend-paying equity securities. The Fund invests primarily in equity securities of foreign issuers of any market capitalization. The principal types of equity securities in which the Fund invests are common and preferred stock, American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), and real estate investment trusts (“REITs”).

5.	The last sentence of the principal investment strategies states that the Fund may focus its investments in one or more countries or geographic regions. Please identify here any countries or geographic regions in which the Fund intends to focus its investments and disclose in the principal risks the specific risk factors related to focusing the Fund’s investments in those countries or geographic regions.

RESPONSE: The Fund will clarify in the principal investment strategies section that the Fund currently focuses its investments in Europe and Japan; corresponding principal risk disclosures are already included in the prospectus.

6.	Consider how the disclosure, including risk disclosure, should be revised based on how COVID-19-related events may affect the Fund and its investments, or explain to us why no revised or additional disclosure is warranted. See staff statement April 14, 2020, “Importance of Delivering Timely and Material Information to Investment Company Investors.”

RESPONSE: The Trust confirms that both “Dividend Paying Securities Risk” and “Market Risk” include pandemic-related disclosure, although the Trust will review the Fund’s prospectus and SAI disclosure in light of current market events to determine whether any additional changes are necessary or appropriate.

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7.	Given that the Fund is changing from a factor-based strategy to an international dividend strategy, is active and frequent trading a principal risk of investing in the Fund during the repositioning?

RESPONSE: The Fund does not anticipate that portfolio turnover will be a principal risk of investing in the Fund after the repositioning is effective; however, the Trust notes that the Fund has provided shareholders with notice of this risk in connection with the repositioning in the supplement dated May 19, 2020, as follows: “Shareholders should be aware that, due to the repositioning, the Fund may experience a higher than normal portfolio turnover rate, which may result in increased transaction costs and increased capital gains distributions to shareholders.”

8.	Please add a reference to financial sector investments in the principal investment strategies section given that the principal risks include “Financial Sector Risk.”

RESPONSE: The prospectus will be revised as requested.

9.	The last sentence of the risk entitled “No Assurance of Active Trading Market” states that the Fund is a “new fund.” Consider whether that is true being that the Fund has at least two years of performance.

RESPONSE: The referenced disclosure will be removed from the risk, as this risk factor is already covered by “Small Fund Risk.”

10.	Please disclose information required by Item 9(b), which requires disclosure of the Fund’s principal investment strategies. See IM Guidance Update 2014-08 (the “Guidance Update”).

RESPONSE: The Fund believes that its disclosure complies with the requirements of Form N-1A. While the Guidance Update specifies that the SEC’s “framework provides for a layered approach to disclosure,” it also notes that “information included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and that, “when a fund substantially duplicates its disclosure, the staff will remind the fund that information need not be duplicated.” Because the Fund includes sufficient disclosure of the Fund’s principal investment strategies and principal risks in the Item 4 section, which is also not long, complex or overly detailed, it does not believe any additional detail (beyond what it has already provided) is required in response to Item 9 of Form N-1A. Also, because it is not required to duplicate information in the prospectus, the Fund does not believe it is necessary to restate the Item 4 disclosure in the Item 9 section of the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

11.	The cover page of the SAI provides that portions of the Fund’s financial statements are incorporated by reference into the SAI by reference to the Fund’s most recent annual report to shareholders. Please add a hyperlink here to those financial statements as required by the FAST Act.

RESPONSE: The Trust confirms that a hyperlink will be included on the SAI cover page.

12.	We think Item 19(a)(3) of Form N-1A requires disclosure of the dollar amount paid to the sub-adviser for the past three years. Please revise the disclosure under “Sub-Adviser Compensation” to include the specific dollar amounts paid.

RESPONSE: Item 19(a)(3) of Form N-1A provides that the “total dollar amounts that the Fund paid to the adviser” must be disclosed in response to this Item. As noted in the disclosure, the sub-adviser compensation is paid by the adviser out of the fee it receives from the Fund. Therefore, the total dollar amount of fees that the Fund paid for both advisory and sub-advisory services are disclosed in the amount of compensation paid to the adviser.

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13.	Under the section entitled “Other Service Providers – Distributor,” there is disclosure noting that the Board has adopted a rule 12b-1 plan. Please add any applicable disclosure required by Item 19(g) of Form N-1A about the rule 12b-1 plan.

RESPONSE: The disclosure will be revised to include the following in response to Item 19(g) of Form N-1A: “If implemented, the Rule 12b-1 plan is reasonably likely to benefit the Fund and its shareholders by, among other things, increasing advertising of the Fund, encouraging purchases of Shares and services to its shareholders, and increasing or maintaining assets of the Fund so that certain fixed expenses may be spread over a broader asset base, with a positive impact on per share expense ratios.”

14.	The section entitled “Disclosure of Portfolio Holdings” includes a statement that “Wellington Management also makes disclosures of portfolio holdings to other third parties where it does not identify specific clients.” Please clarify what this means.

RESPONSE: The disclosure is referring to instances where information is provided to a third-party vendor where no identifiable client name or account is associated, such as where information is provided to a market data service for transaction analysis. For clarity, the disclosure will be revised as follows: “Wellington Management also makes disclosures of portfolio holdings to other third parties where it does not identify specific clients, such as where information is provided to a market data service for transaction analysis.”

15.	Under the section entitled “Financial Statements,” please add a hyperlink to the referenced financial statements.

RESPONSE: The Trust confirms that a hyperlink will be included.

OTHER

16.	Confirm the investment advisory agreement for this Fund is included in the Item 28 Exhibit List.

RESPONSE: The Trust confirms that the Fund’s investment advisory agreement is included in the Item 28 Exhibit List.

17.	Section 6(a) of the Securities Act requires the signature of the principal accounting officer in addition to the principal financial officer. Please add this signature to the signature page.

RESPONSE: Brinton W. Frith is the Trust’s Treasurer. According to the Trust’s Bylaws, the Treasurer “shall be the chief financial and accounting officer of the Trust.” As such, Mr. Frith fulfills the role of the Principal Financial Officer and Principal Accounting Officer. Going forward, to clarify and consistent with the Trust’s Bylaws, the Trust will have Mr. Frith sign the Registration Statement as “Treasurer (Principal Financial Officer/Principal Accounting Officer).”

18.	Given that approximately 85% of the portfolio needs to be repositioned to implement the strategy, please file and send to shareholders an amended sticker to the one filed on May 19, 2020, that adds disclosure of the fact that approximately 85% of the portfolio needs to be repositioned to implement the strategy changes and the impact of such repositioning (e.g., the resulting brokerage and tax costs).

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RESPONSE: The Trust confirms that shareholders were provided adequate notice of the potential impacts of the repositioning in the supplement filed on May 19, 2020, which was also mailed to shareholders. That supplement provided: “Shareholders should be aware that, due to the repositioning, the Fund may experience a higher than normal portfolio turnover rate, which may result in increased transaction costs and increased capital gains distributions to shareholders.” Because the exact percentage of the portfolio that will be repositioned is not yet known, and the specific brokerage and tax costs could vary, there is no additional information that the Trust believes is necessary to provide to shareholders. In addition, the Fund is still very small (approximately $5 million in assets under management), and affiliates of the investment adviser own more than half of the outstanding shares as seed money, and will therefore bear a majority of the portfolio transaction costs of the repositioning.

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Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

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